Exhibit (d)(7)

Execution Version

LIMITED GUARANTEE

This Limited Guarantee (this “Limited Guarantee”), dated as of April 30, 2021, is made by Ascendent Capital Partners III, L.P. (the “Guarantor”), in favor of Tarena International, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”). Unless otherwise indicated, capitalized terms used but not defined in this Limited Guarantee shall have the meanings assigned to them in the Merger Agreement (as defined below).

1.             GUARANTEE.

(a)           To induce the Guaranteed Party to enter into that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Kidedu Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Kidarena Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Guaranteed Party (as may be revised, amended, restated and/or supplemented, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Guaranteed Party, the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party the due and punctual payment and discharge if, as and when due of the payment obligations of Parent with respect to (i) the payment of the Parent Termination Fee pursuant to Section 8.06(b) of the Merger Agreement, (ii) the reimbursement obligations of Parent pursuant to Section 8.06(d) of the Merger Agreement, and (iii) the indemnification and reimbursement obligations of Parent under Section 6.07(g) of the Merger Agreement, in each case subject to the limitations set forth in Section 8.06(f) of the Merger Agreement (collectively, the “Obligations”); provided, that notwithstanding anything to the contrary contained in this Limited Guarantee (including without limitation Section 1(c) below), this Limited Guarantee may be enforced for money damages only and in no event shall the Guarantor’s aggregate liability under this Limited Guarantee exceed US$3,530,000 (the “Maximum Amount”).  The Guarantor shall not have any obligations or liability to any person relating to, arising out of or in connection with this Limited Guarantee other than as expressly set forth herein.

(b)           Subject to the terms and conditions of this Limited Guarantee, if Parent fails to pay the Obligations when due, then all of the Guarantor’s liabilities to the Guaranteed Party hereunder in respect of the Obligations shall become immediately due and payable and the Guaranteed Party may, at the Guaranteed Party’s option and so long as Parent remains in breach of the Obligations, take any and all actions available hereunder or under applicable Law to collect the Obligations from the Guarantor.

(c)           The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fee and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights thereunder, including without limitation in the event that (i) the Guarantor asserts in any Action that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such Action, or (ii) the Guarantor fails or refuses to make any payments to the Guaranteed Party hereunder if and when due and payable and it is determined judicially or by arbitration that the Guarantor is required to make such payment hereunder, which amounts will be in addition to the Obligations.

2.             NATURE OF GUARANTEE.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment, or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub.  Without limiting the foregoing, the Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder.  In the event that any payment from the Guarantor to the Guaranteed Party in respect of the Obligations is rescinded or must otherwise be, and is, returned to the Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder as if such payment had not been made.  This Limited Guarantee is an unconditional guarantee of payment and performance and not of collectability.  The Guarantor reserves the right to assert as a defense to such payment by the Guarantor under this Limited Guarantee any rights, remedies and defenses that Parent or Merger Sub may have with respect to payment of any Obligations under the Merger Agreement, other than defenses arising from the Enforceability Exceptions of Parent or Merger Sub and other defenses expressly waived herein.  This Limited Guarantee is a primary and original obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against the Guarantor.

3.             CHANGES IN OBLIGATIONS; CERTAIN WAIVERS.

(a)           The Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, extend the time of payment of any of the Obligations, and may also make any agreement with Parent or Merger Sub, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub, or such other person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee. The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub, or any other person interested in the transactions contemplated by the Merger Agreement; (ii) any change in the corporate existence, structure or ownership of Parent, Merger Sub, or any other person interested in the transactions contemplated by the Merger Agreement; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement; (iv) except as expressly provided herein, the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with the Obligations or otherwise; (v) any change in the time, place or manner of payment of any of the Obligations, or any recession, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof (in each case, except in the event of any amendment to the circumstances under which the Obligations are payable); (vi) any addition, substitution, legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Obligations as a result of payment in full of the Obligations in accordance with their terms, a full discharge or release of Parent with respect to the Obligations under the Merger Agreement, or as a result of valid defenses to the payment of the Obligations that would be available to Parent under the Merger Agreement) of any person now or hereafter liable with respect to any portion of the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (vii) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Obligations; (viii) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge or release of the Guarantor as a matter of law or equity (other than a discharge or release of the Guarantor with respect to the Obligations as a result of payment in full of the Obligations in accordance with their terms, a full discharge or release of Parent with respect to the Obligations under the Merger Agreement, or as a result of valid defenses to the payment of the Obligations that would be available to Parent under the Merger Agreement or in respect of a discharge or release of the Guarantor’s obligations pursuant to Section 8 hereof); or (ix) the value, validity, legality or enforceability of the Merger Agreement.

(b)           The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Obligations and all other notices (other than notices expressly required to be provided to Parent and Merger Sub pursuant to the Merger Agreement), all defenses that may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshaling of assets of any person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than valid defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement).  The Guarantor acknowledges that he will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

(c)           The Guarantor hereby unconditionally and irrevocably waives and agrees not to exercise any rights that he may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligations and all other amounts payable under this Limited Guarantee shall have been paid in full in immediately available funds. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of the Obligations and all other amounts payable under this Limited Guarantee, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and all other amounts payable under this Limited Guarantee, whether matured or unmatured, or to be held as collateral for any Obligations or other amounts payable under this Limited Guarantee thereafter arising.

(d)           The Guaranteed Party hereby agrees that to the extent Parent or Merger Sub is relieved of all or any portion of its payment obligations under the Merger Agreement, the Guarantor shall be similarly relieved of their corresponding obligations under this Limited Guarantee.

4.             NO WAIVER; CUMULATIVE RIGHTS.  No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.  The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other persons now or hereafter liable for any Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against the Guarantor, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights, remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

5.             REPRESENTATIONS AND WARRANTIES.  The Guarantor hereby represents and warrants to the Guaranteed Party that:

(a)                        the Guarantor has complete civil rights and legal capacity to execute and deliver this Limited Guarantee and to perform his obligations hereunder;

(b)                        the execution, delivery and performance of this Limited Guarantee do not contravene any Law or contractual restriction binding on the Guarantor or his assets;

(c)                        all consents, approvals, authorizations and permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required from the Guarantor in connection with the execution, delivery or performance of this Limited Guarantee;

(d)                        this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to the Enforceability Exceptions; and

(e)                        (i) the Guarantor is solvent and will not be rendered insolvent as a result of his execution and delivery of this Limited Guarantee or the performance of his obligations hereunder, (ii) the Guarantor has the financial capacity to pay and perform his obligations under this Limited Guarantee, and (iii) all funds necessary for the Guarantor to fulfill his obligations under this Limited Guarantee shall be available to the Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with the terms of this Limited Guarantee.

6.             NO ASSIGNMENT.  No party hereto may assign his or its rights, interests or obligations hereunder to any other person without the prior written consent of each other party hereto; provided, that the Guarantor may assign all or a portion of his obligations hereunder, with prior written notice to the Guaranteed Party accompanied by a guarantee in the form identical to this Limited Guarantee duly executed and delivered by the assignee, to an Affiliate of the Guarantor; provided further, that no such assignment shall relieve the Guarantor of any liability or obligations hereunder except to the extent actually performed or satisfied by the assignee.

7.             NOTICES.  All notices, requests and other communications to any party hereunder shall be given in the manner specified in the Merger Agreement (and shall be deemed given as specified therein) as follows:

if to the Guarantor, to:

Ascendent Capital Partners III, L.P.

c/o Ascendent Capital Partners (Asia) Ltd.

Address: Suite 3501, 35/F Jardine House

1 Connaught Place, Central, Hong Kong

Attn: Stone Shi

Email: Stone.c.shi@ascendentcp.com

Tel: +852 2165-9018

Fax: +852 2165-9019

With a copy to:

Morrison & Foerster

Edinburgh Tower, 33/F, The Landmark

15 Queen’s Road Central, Hong Kong

Attn.: Marcia Ellis

Email: MEllis@mofo.com

Tel: +852 2585-0784

Fax: +852 2585-0800

if to the Guaranteed Party, as provided in the Merger Agreement.

8.             TERMINATION; CONTINUING GUARANTEE.  Subject to Section 3(d), this Limited Guarantee shall terminate and the Guarantor shall have no further obligations hereunder upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Obligations subject always to the Maximum Amount, (c) the valid termination of the Merger Agreement in accordance with its terms under the circumstance in which Parent and/or Merger Sub would not be obligated to make any payment of any Obligations and (d) receipt by Kidtech Limited or Parent, directly or indirectly, of the Commitment in full in immediately available cash, pursuant to, and as such term is defined in, the Financing Document.  Notwithstanding the immediately preceding sentence, the obligations of the Guarantor hereunder shall expire automatically four (4) months following the valid termination of the Merger Agreement in a manner that gives rise to an obligation of Parent and/or Merger Sub to make any payment of any Obligations at the time of such termination (the “Fee Claim Period”), unless a claim for payment of the Obligations, subject always to the Maximum Amount, is made in accordance with this Limited Guarantee prior to the end of the Fee Claim Period, in which case the Guarantor’s obligations hereunder shall be discharged upon the date on which such claim is finally satisfied or otherwise resolved by agreement of the parties hereto pursuant to Section 12 (and payment in full of any amounts required to be paid by such resolution).  Notwithstanding the foregoing, in the event that the Guaranteed Party or any of its controlled Affiliates asserts in any litigation or other proceeding that any provisions of this Limited Guarantee limiting the Guarantor’s liability to the Maximum Amount are illegal, invalid or unenforceable in whole or in part or that the Guarantor is liable in excess of or to a greater extent than the Maximum Amount, or asserts any theory of liability against any Non-Recourse Party other than the Retained Claims (as defined below), then (x) all obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (y) if the Guarantor has previously made any payments under this Limited Guarantee, he shall be entitled to recover the full amount of such payments and (z) neither the Guarantor nor any Non-Recourse Party shall have any liability to the Guaranteed Party with respect to the Merger Agreement and the transactions contemplated thereby, the Financing, the Financing Document or under this Limited Guarantee.

9.             NO RECOURSE.

(a)           The Guaranteed Party acknowledges and agrees that none of Parent or Merger Sub has any assets other than their respective rights under the Merger Agreement and the agreements contemplated thereby, and that no funds are expected to be contributed to Parent or Merger Sub until the Effective Time.  Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, agrees and acknowledges that no person (other than the Guarantor and any of his permitted assignees) has any obligations under this Limited Guarantee and that the Guaranteed Party has no right of recovery under this Limited Guarantee, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, representatives, general partners, limited partners, managers, members, or Affiliates of any of the Guarantor, Parent or Merger Sub or their respective Affiliates, or any former, current or future equity holders, controlling persons, directors, officers, employees, agents, representatives, general partners, limited partners, managers, members, or Affiliates of any of the foregoing (each of these persons, a “Non-Recourse Party” and collectively, the “Non-Recourse Parties”), through the Guarantor, Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate (or limited partnership or limited liability company) veil, by or through a claim by or on behalf of the Guarantor, Parent or Merger Sub against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for claims against (i) Parent or Merger Sub under and pursuant to the terms of the Merger Agreement and, without duplication, the Guarantor under and pursuant to the terms of this Limited Guarantee on the terms and subject to the conditions hereof (including the Maximum Amount), (ii) Parent and each Rollover Shareholder (each as defined therein) under and pursuant to the terms of their respective Support Agreements, (iii) the Guarantor, Parent and Kidtech Limited and their respective successors and assigns pursuant to, in accordance with, and subject to the limitations set forth in the Financing Document and Section 9.08 of the Merger Agreement, and (iv) the Chairman under and pursuant to the terms of the Limited Guarantee with the Chairman (the claims described in the foregoing clauses (i) through (iv), whether or not against the Guarantor, the Chairman, Parent, Merger Sub, Rollover Shareholders, Kidtech Limited and/or their respective successors and assigns, collectively, the “Retained Claims”), provided, that in the event the Guarantor transfers or conveys all or a substantial portion of his properties and other assets to any person such that the aggregate sum of the Guarantor’s remaining net assets is less than an amount equal to his payment obligations hereunder as of the time of such transfer, then, and in each such case, the Guaranteed Party may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any applicable Law, against such continuing or surviving entity or such person, as the case may be, but only if the Guarantor fails to satisfy his payment obligations hereunder and only to the extent of the liability of the Guarantor hereunder.

(b)           Notwithstanding anything to the contrary contained in this Limited Guarantee, the Retained Claims shall be the sole and exclusive remedy of the Guaranteed Party and its Affiliates against the Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with the Merger Agreement, the Support Agreements, the Financing, the Financing Document or the transactions contemplated thereby.  The Guaranteed Party hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its controlled Affiliates not to institute, directly or indirectly, any Action arising under, or in connection with, the Merger Agreement or this Limited Guarantee or the transactions contemplated hereby or thereby, against the Guarantor or any Non-Recourse Party, except for the Retained Claims.  Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Parent or Merger Sub to the Guaranteed Party under the Merger Agreement. Nothing set forth in this Limited Guarantee shall give or be construed to give any person other than the Guaranteed Party any rights or remedies against any person, except as expressly set forth in this Limited Guarantee.

10.          AMENDMENTS AND WAIVERS.  No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Guaranteed Party, or in the case of waiver, by the party against whom the waiver is to be effective.  No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.          ENTIRE AGREEMENT.  This Limited Guarantee, the Limited Guarantee provided by the Chairman, the Merger Agreement, the Support Agreements, the Confidentiality Agreements and the Financing Document constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

12.          GOVERNING LAW; SUBMISSION TO JURISDICTION.  This Limited Guarantee shall be interpreted, construed and governed by and in accordance with the laws of New York without regard to the conflicts of law principles thereof.  Subject to the last sentence of this Section 12, any Action arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) shall be submitted to HKIAC and resolved in accordance with the Arbitration Rules of HKIAC.  The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s) shall nominate jointly one Arbitrator; the respondent(s) shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

13.          NO THIRD PARTY BENEFICIARIES.   This Limited Guarantee shall be binding upon and insure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other Person other than the parties hereto any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; provided, that the Non-Recourse Parties shall be third party beneficiaries of the provisions hereof that are expressly for their benefit.

14.          COUNTERPARTS.  This Limited Guarantee may be signed in any number of counterparts and may be executed and delivered by facsimile or email pdf format, and each counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

15.          SEVERABILITY.  If any term or other provision of this Limited Guarantee is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Limited Guarantee shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; provided, that this Limited Guarantee may not be enforced against the Guarantor without giving effect to the Maximum Amount or the provisions set forth in Sections 1, 8 and 9.  No party hereto shall assert, and each party shall cause his or its controlled Affiliates not to asset, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.  Upon a determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

16.          HEADINGS.  Headings are used for reference purposes only and do not affect the meaning or interpretation of this Limited Guarantee.

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IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above.

Ascendent Capital Partners III, L.P.

By: Ascendent Capital Partners III GP, L.P., its general partner

By: Ascendent Capital Partners III GP Limited, its general partner

By:	/s/ Lam On Na Anna
Name:	Lam On Na Anna
Title:	Authorized Signatory

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

Tarena International, Inc.

By:	/s/ Arthur Lap Tat Wong
Name:	Arthur Lap Tat Wong
Title:	Chairman of the Special Committee

[Signature Page to Limited Guarantee]